SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from          to
                                   ----------


                        COMMISSION FILE NUMBER: 000-22433


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            BRIGHAM, INC. 401(K) PLAN

B:   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGEPOINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730

                            BRIGHAM, INC. 401(K) PLAN

                                 2002 FORM 11-K


                                                                            PAGE
                                                                            ----

REQUIRED INFORMATION

     ITEM 4.   Unaudited Financial Statements And Schedule
                Prepared in Accordance With ERISA

               Statements of Net Assets Available for Plan Benefits
                as of December 31, 2003 and 2002 . . . . . . . . . . . . . . . 1

               Statement of Changes in Net Assets Available for
                Plan Benefits for the Year Ended December 31, 2003 . . . . . . 2

               Notes to Financial Statements . . . . . . . . . . . . . . . . . 3

               Supplemental schedule:
                Schedule H, Line 4(i) - Assets Held for Investment Purposes
                  At December 31, 2003 . . . . . . . . . . . . . . . . . . . . 6

SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                   (Unaudited)

                                                        December 31,
                                                 -------------------------
                                                     2003          2002
                                                 -------------  ----------
Assets

Investments at fair value:
   Janus Worldwide Fund*                         $     129,141  $   84,366
   Janus Twenty Fund*                                  260,101     170,228
   Dreyfus Appreciation*                               208,264     129,422
   Dreyfus S&P 500 Index Fund*                         138,174      77,802
   Pimco Total Return*                                 346,142     215,546
   Schwab Institutional Money Market*                  146,902     112,145
   First Eagle SOGEN Overseas                          101,795      48,638
   Hennessy Cornerstone Growth*                        148,059      53,699
   Jensen Portfolio                                     62,129      34,054
   PBHG Clipper                                         62,794      27,333
   Royce Special Equity                                 26,192       6,604
   Calamos Growth                                       27,191       6,476
   Oakmark Select                                       42,975       8,676
   Stock Liquidity Fund                                 12,345         274
   Loans to participants                                15,137      25,918
   Common stock of Brigham Exploration Company*        249,666     121,873
                                                 -------------  ----------
      Total investments                              1,977,007   1,123,054
                                                 -------------  ----------

Receivables:
   Participants' contributions                               -       8,038
   Employer matching                                   156,571     167,962
   Other                                                     -         586
                                                 -------------  ----------
      Total receivables                                156,571     176,586
                                                 -------------  ----------

Net assets available for plan benefits           $   2,133,578  $1,299,640
                                                 =============  ==========

*  Investments greater than 5% of net assets available for plan benefits.

               See accompanying notes to the financial statements

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                   (Unaudited)

                                                                 Year Ended
                                                                December 31,
                                                                   2003
                                                               -------------

Additions to net assets attributed to:
   Net appreciation (depreciation) in fair value               $     361,768
   Interest                                                            2,037
                                                               -------------
         Total investment income                                     363,805
                                                               -------------

   Contributions:
   Participants                                                      360,364
   Employer Matching                                                 410,979
                                                               -------------
         Total contributions                                         771,343
                                                               -------------

                                                               -------------
         Total additions                                           1,135,148
                                                               -------------

Deductions from net assets attributed to:
   Benefits distributed to participants                              117,969
   Administrative and trustee fees                                     6,405
   Other                                                                 251
                                                               -------------
         Total deductions                                            124,625
                                                               -------------

Increase/(decrease) in net assets available for plan benefits      1,010,523

Net assets available for plan benefits at beginning of year        1,123,055

                                                               -------------
Net assets available for plan benefits at end of year          $   2,133,578
                                                               =============


               See accompanying notes to the financial statements.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     General

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Prior to August 1, 2001 the Plan covered all employees who are 21 years of age and have completed six months of service. Prior to August 1, 2001 employees could enroll in the Plan on the first day of January, April, July or October of each year.

     The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Contributions

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2003, this limit was $12,000. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2003, the Company made discretionary contributions of $410,979.

     Interfund Transfers

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     Vesting

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


     Benefit Payments

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

     Participant Loans

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     Administrative Expenses

     The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.


2.   ACCOUNTING POLICIES

     Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles ("GAAP"). The trustee holds and manages the funds and distributes cash to Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     Valuation of Investments

     Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan's "Statement of Changes in Net Assets Available for Benefits".

     The Use of Estimates in Preparing Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in

                            BRIGHAM, INC. 401(K) PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules.
Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   ERISA

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

                            BRIGHAM, INC. 401(K) PLAN
                       SCHEDULE H, LINE 4(I) - ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                   (Unaudited)


                             INVESTMENTS AT DECEMBER 31, 2003

       IDENTITY OF ISSUE, BORROWER,            DESCRIPTION OF
         LESSOR OR SIMILAR PARTY                 INVESTMENT
     ---------------------------------  ------------------------------

  *  Brigham Exploration Company        Common stock                    $249,666

     Stock Liquidity Fund               Cash                            $ 12,345

     Calamos Growth                     Stock mutual fund               $ 27,191

     Dreyfus Appreciation               Stock mutual fund               $208,264

     Dreyfus S&P 500 Index Fund         Stock mutual fund               $138,174

     First Eagle SOGEN Overseas         Stock mutual fund               $101,795

     Hennessy Cornerstone Growth        Stock mutual fund               $148,059

     Janus Worldwide Fund               Stock mutual fund               $129,141

     Janus Twenty Fund                  Stock mutual fund               $260,101

     Jensen Portfolio                   Stock mutual fund               $ 62,129

     Oakmark Select                     Stock mutual fund               $ 42,975

     PBHG Clipper                       Stock mutual fund               $ 62,794

     Royce Special Equity               Stock mutual fund               $ 26,192

     Pimco Total Return                 Bond/fixed income mutual fund   $346,142

  *  Schwab Institutional Money Market  Money market mutual fund        $146,902

     Participant Loans                  Due April, 30, 2004 through     $ 15,137
                                        August 31, 2005 at
                                        5.75% to 10.5%

  *  Indicates party in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                      BRIGHAM, INC. 401(K) PLAN


Date:  June 30, 2004                  By:   /s/  Malcom O. Brown
                                           ------------------------
                                           Malcom O. Brown
                                           Vice President & Controller